OSISKO DEVELOPMENT CORP.

Management's Discussion and Analysis
For the three months ended March 31, 2021

The following management discussion and analysis ("MD&A") of the operations and financial position of Osisko Development Corp., formerly Barolo Ventures Corp., ("Osisko Development" or the "Company") for the three months ended March 31, 2021 ("Q1 2021") should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 and with the audited consolidated financial statements of Osisko Development for the fiscal year ended December 31, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. All monetary amounts included in this report are expressed in Canadian dollars, the Company reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section. This MD&A is dated as of May 10, 2021, the date the Board of Directors approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 following the recommendation of the Audit and Risk Committee.

The Company was continued as a federal corporation subject to the provisions of the Canada Business Corporations Act (CBCA) in November 2020 and is focused on developing its cornerstone mining asset, the Cariboo Gold Project located in British Columbia, Canada. Osisko Development also owns a gold development project in Sonora, Mexico, known as the San Antonio gold project, prospective land packages in the James Bay region of Québec, Canada, Guerrero, Mexico and a portfolio of marketable securities. In conjunction with a reverse take-over and the spin-out of the mining assets and certain marketable securities from Osisko Gold Royalties Ltd ("Osisko Gold Royalties") in November 2020, the Company changed its name from Barolo Ventures Corp. ("Barolo") to Osisko Development Corp. Osisko Development's shares started trading on the TSX Venture Exchange ("TSX-V") on December 2, 2020 under the symbol "ODV".

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Highlights - Q1 2021

• On March 18, 2021, the Company announced the completion of a bought deal brokered private placement for aggregate gross proceeds of approximately $33.6 million consisting of; (i) 2,055,742 flow through shares of the Company ("FT Share") at a price of $9.05 per FT Share and (ii) 1,334,500 charity flow-through shares of the Company ("Charity FT Share") at a price of $11.24 per Charity FT Share.

• With the additional funds received by the Company from the bought deal described above, the Company increased its 2021 target drilling program at the Cariboo Gold Project to 200,000 meters from its initial objective of 115,500 meters.

• On March 3, 2021, the Company reported drilling results from the exploration and delineation program on the Island Mountain, Mosquito Creek and Shaft Zone deposits on the Cariboo Gold Project which included 63.20 grams per tonne of contained gold ("g/t Au") over 3.2 meters for one hole on Shaft Zone.

• In Q1 2021, the Company drilled 48,000 meters at the Cariboo Gold Project with assays pending

• In January 8 and February 5, 2021, the Company closed in two tranches, a non-brokered private placement consisting of 10,862,195 units for gross proceeds of approximately $79.8 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023;

• On February 26, 2021, Alexander Dann was appointed Chief Financial Officer & VP Finance and Andre Le Bel was appointed Corporate Secretary following the resignation of Benoit Brunet.

• The cash position of the Company as at March 31, 2021 was approximately $201 million.

Highlights - Subsequent to the Quarter

• The Company announced drilling results from the category conversion drill program campaign at the Cariboo Gold Project. The assay results included;

o CM-20-086: 10.81 g/t Au over 6.8 meters including 100.5 grams g/t Au over 0.5 meter

o CM-20-089: 10.93 g/t Au over 12 metres

o CM-20-100 : 6.97 g/t Au over 6.5 meters and 7.73 g/t Au over 13 meters

• The Company also announced positive results on the recent test work aimed at confirming the usage of ore sorting to improve the processed grade of mineral resources at the Cariboo Gold Project.

• The Company divested certain investments generating gross proceeds of $8.4 million.

Spin-out of Mining Assets from Osisko Gold Royalties and Creation of Osisko Development

On October 5, 2020, Osisko Gold Royalties and Barolo announced a binding letter agreement (the "Letter Agreement") outlining the terms upon which Osisko Gold Royalties would transfer certain mining properties (or securities of the entities that directly or indirectly own such mining properties), including the Cariboo gold project, and a portfolio of marketable securities, to Barolo in exchange for common shares of Barolo ("Barolo Shares"), which resulted in a "Reverse Take- Over" of Barolo (the "RTO") under the policies of the TSX-V.

As part of the RTO, Osisko Gold Royalties and Barolo entered into an engagement letter with Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters agreed to sell, on a "bought deal" private placement basis, 13,350,000 subscription receipts of Osisko Subco (as defined below under the section Transaction Particulars) (the "Subscription Receipts") at a subscription price of $7.50 per Subscription Receipt (the "Issue Price") for gross proceeds of $100.1 million (the "Financing"). Each Subscription Receipt entitled the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the RTO is completed, one common share of Osisko Development after giving effect to a 60:1 consolidation of the common shares of Barolo (each, a "Osisko Development Share") and one-half-of-one warrant to purchase an Osisko Development Share (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Osisko Development Share for $10.00 for an 18-month period following the closing of the RTO (the maturity date was subsequently extended to December 1, 2023).

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

The Underwriters received a cash commission equal to 5.0% of the gross proceeds of the Financing; provided that a reduced cash commission equal to 2.0% was payable to the Underwriters in respect of subscribers on the President's List.

The Financing was closed on October 29, 2020, with the gross proceeds of the Financing held in escrow until the closing of the transaction on November 25, 2020.

Osisko Development Portfolio

The formation of Osisko Development creates a leading North-American mine development company with a focus on becoming a significant intermediate gold miner with opportunities for near-term production. Osisko Development will target near-term gold production of over 75,000 ounces per year from Bonanza Ledge II and the San Antonio gold project, followed by production from the company's flagship Cariboo asset. The following mining properties (or securities of the entities that directly or indirectly own such mining properties) and marketable securities were transferred by Osisko Gold Royalties to Osisko Development:

• Cariboo gold project (Permitting - British Columbia, Canada)

• San Antonio gold project (Permit Amendment - Sonora, Mexico)

• Bonanza Ledge II (Permit amendment and Construction - British Columbia, Canada)

• James Bay properties (Exploration - Canada)

• Guerrero properties (Exploration - Mexico)

• A portfolio of publicly-listed equity positions

The Cariboo gold project is advancing through permitting as a 4,750 tonne per day underground operation with a feasibility study on track for completion in the second half of 2021, start of construction is expected in Q4 2022, with start of production in 2023.

Prior to the closing of the RTO transaction, Osisko Gold Royalties acquired or retained the following royalty or stream interests in the assets transferred to Osisko Development:

- 5% net smelter return ("NSR") royalty on the Cariboo gold project and Bonanza Ledge II gold project

- 15% gold and silver stream on the San Antonio gold project

- 3.0% NSR royalty on the James Bay and Guerrero exploration properties

The Cariboo and Bonanza Ledge properties 5% NSR royalty is perpetual and is secured by a guarantee on all of Barkerville Gold Mines Ltd. ("Barkerville") movable and immoveable assets, including Barkerville's interest in the property and mineral rights, in an amount of not less than $150 million and a guarantee on all of Williams Creek's movable and immoveable assets, including Williams Creek's interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

Osisko Gold Royalties was also granted the following rights by Osisko Development and its subsidiaries: (i) a right of first refusal on all future royalties and streams to be offered by them; (ii) a right to participate in buybacks of existing royalties held by them; and (iii) other rights customary with a transaction of this nature.

Osisko Gold Royalties facilitated the acquisition of the San Antonio gold project in the state of Sonora, Mexico for US$42.0 million to provide Osisko Development with near-term production and significant upside potential. In return, Osisko Gold Royalties, through its wholly owned subsidiary Osisko Bermuda Ltd., acquired a 15% precious metal stream on the San Antonio gold project. Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the gold and silver daily market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10 year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge be Osisko Development of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development.

The exploration package and equity portfolio contributed to Osisko Development provides further optionality and exposure to highly prospective projects in mining friendly jurisdictions.

Transaction Particulars

On October 23, 2020, a definitive amalgamation agreement (the "Amalgamation Agreement") in respect of the RTO was executed among Osisko Gold Royalties, Barolo, Osisko Development Holdings Inc. ("Osisko Subco"), a wholly- owned subsidiary of Osisko Gold Royalties incorporated under the Business Corporations Act (British Columbia) (the "BCBCA"), and a wholly-owned subsidiary of Barolo ("Barolo Subco").

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

The Amalgamation Agreement provided for, among other things, a three-cornered amalgamation (the "Amalgamation") pursuant to which (i) Osisko Subco amalgamated with Barolo Subco under Section 269 of the BCBCA to form one corporation ("Amalco"), (ii) the securityholders of Osisko Subco received securities of Osisko Development in exchange for their securities of Osisko Subco, (iii) Amalco merged into Barolo (by way of a voluntary dissolution) to form Osisko Development, and (iv) the transactions resulted in a RTO of Barolo in accordance with the policies of the TSX-V, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

The Amalgamation Agreement was negotiated at arm's length between representatives of Osisko Gold Royalties and Barolo. As part of the RTO, Barolo: (i) changed its name to "Osisko Development Corp."; (ii) changed its stock exchange ticker symbol to "ODV"; (iii) consolidated its common shares on a 60:1 basis; (iv) adopted new by-laws and other corporate policies; adopted new security-based compensation arrangements; (vi) reconstituted the board of directors and management of Osisko Development; and continued its corporate existence under the Canada Business Corporations Act.

Pursuant to the RTO, Osisko Gold Royalties received 100,000,100 Osisko Development Shares at a deemed price of $7.50 per share, in exchange for the transfer of the contributed assets (valued at approximately $750 million) to Osisko Development.

For further information on the particulars of the RTO, please refer to the joint news release of Osisko Gold Royalties and Barolo dated October 5, 2020. The full particulars of the RTO, the contributed assets and Osisko Development are described in a Filing Statement prepared in accordance with the policies of the TSX-V. A copy of the Filing Statement is available on SEDAR (www.sedar.com) under Barolo's issuer profile.

Deemed acquisition of Barolo

The net assets of Barolo acquired were recorded at their estimated relative fair market value at the date of closing of the RTO and are summarized below:

(In thousands of dollars)
Deemed consideration paid for the deemed acquisition of Barolo	$
233,395 common shares of Osisko Development deemed issued	1,751
Transaction fees	500
2,251
Net liabilities deemed assumed
Net liabilities of Barolo	(164)
Net cost of listing	2,415
2,251

Management and Board Composition

The Board of Directors of Osisko Development includes: Sean Roosen (Chair); Charles E. Page (Lead Director); John Burzynski; Joanne Ferstman; Michele McCarthy; Duncan Middlemiss; and Éric Tremblay. Osisko Gold Royalties has the right to appoint nominees to the board of Osisko Development; such number of nominees will decrease if, as and when Osisko Gold Royalties decreases its ownership in Osisko Development over time.

Management of Osisko Development includes Sean Roosen (Chair and Chief Executive Officer); Chris Lodder (President); Luc Lessard (Chief Operating Officer); Alexander Dann (Chief Financial Officer & Vice President Finance); Andre Le Bel (Corporate Secretary); François Vézina (Vice President, Technical Services); Chris Pharness (Vice President, Sustainable Development); Maggie Layman (Vice President, Exploration); and a further technical team that was transferred from Osisko Gold Royalties to Osisko Development. On February 26, 2021, Benoit Brunet resigned from the Company and Alexander Dann was appointed Chief Financial Officer & Vice President Finance and Andre Le Bel was appointed Corporate Secretary.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to address the spread and impact of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

As a result of the COVID-19 pandemic, the Company took action to protect its employees, contractors and the communities in which it operates. As part of the contingency plan developed by the Company, it closed its offices in March 2020 and provided employees with adequate equipment to allow them to the extent reasonably possible to safely work remotely from home. The Company has also suspended non-essential travels for all employees as well as non-essential work at its Cariboo gold project, Exploration and development activities resumed operations in the second quarter of 2020 under strict health and safety measures.

Mining Exploration and Evaluation / Development Activities

Cariboo gold project.

On November 21, 2019, Osisko Gold Royalties acquired the Cariboo gold project located in the historical Cariboo Mining District of central British Columbia, Canada, through the acquisition of Barkerville. The project was part of the Osisko Gold Royalties Contributed Assets that created the Company on November 25, 2020.

In April 2021, the Company announced positive results of the recent test work aimed at confirming the use of ore sorting to improve the processed grade of mineral resources at the Cariboo Gold Project.

Osisko Development Corp. commissioned TOMRA in the last quarter of 2020 to complete ore sorting tests using a XRT sensor (x-ray transmission) on a sample of approximately 2,200kg of ore coming from the Cariboo Gold project. After screening to remove the fine particles (size less than 10mm), approximately 1,800kg of sample, corresponding to medium grade mineralized material typically encountered around high grade veins and replacements, was tested by the Tomra Sorter.

For the Cariboo Gold Project, grades higher than 4.0 g/t will go directly to flotation where metallurgical tests yields gold recovery of 98.3%. Grades lower than 4.0 g/t are sent to a pre-concentration ore sorting process.

Ore sorting by the numbers:

• 10 g/t Au is the approximate in situ grade of vein material based on core logging data. Statistics show 100% or more increase in grade by using a XRT sensor driven ore sorter to remove unmineralized rock from sulphide rich vein material.

• 93.1% gold recovery with ore sorting, 98.3% gold recovery from flotation concentrate and overall recovery of 91.3% (ore sorting + flotation + leaching).

• 50% of waste rock can be removed after the initial crushing by utilising the XRT sensor ore sorter for less than $2.00 per ton.

• 50% less material goes to the grinding and flotation circuit.

• 25% estimated savings in processing costs and 7% of overall operating costs.

• 30% estimated savings in capital costs.

• 50% reduction in process water and power requirements for the concentrator.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

• Eliminates the requirements for a Tailings Storage Facility ("TSF") for the concentrator located in Wells.

• Only 13% of all extracted ore will generate tailings that will be stored at the existing Quesnel River mill ("QR Mill")TSF as filtered tailings.

Further details on the results of the test work can be viewed in the Company's press release dated April 22, 2021.

Preliminary economic assessment

In September 2019, Barkerville filed an independent preliminary economic assessment ("PEA") prepared pursuant to National Instrument 43-101 for its 100% owned Cariboo gold project. The PEA provides a base case assessment of developing the project as an underground ramp-access mine with a gold pre-concentration plant in Wells and gold processing in its existing upgraded QR mill, for an after-tax internal rate of return of 28%. The PEA has been superseded by the Technical Report described below.

Exploration activities and updated mineral resource estimate

In the first three months of 2021, a total of approximately 48,000 meters were drilled as part of the exploration and category conversion program on the Cariboo Gold Project on Mosquito Creek (8,900 meters), Lowhee (9,000 meters), Valley (15,000 meters) and Shaft (15,000 meters). Up to ten diamond drill rigs were utilized. The drilling confirmed down dip extensions of mineralized vein corridors and high-grade intercepts within the current mineral resource estimate. The mineral resource estimate incorporates eight deposit areas; the Shaft and Mosquito Creek deposits on Island Mountain, Cow and Valley deposits on Cow Mountain, and Lowhee, KL, BC Vein and Bonanza Ledge deposits on Barkerville Mountain at a cut-off grade of 2.1 g/t Au ("grams per metric tonne"). The objective of the 2021 exploration and delineation program is to convert inferred resources to indicated resources to support reserves for the ongoing feasibility study and to increase overall ounces in the inferred and indicated resource categories by exploring the depth and strike potential of the known deposits.

In April 2021, the Company announced drilling results from the category conversion drill program campaign which included the final assay results form the 2020 exploration and delineation drill campaign on Valley (Cow Mountain), Mosquito and Shaft Zones. The drilling results included holes CM-20-085 to CM-20-100 and IM-20-37 to IM-20-053 with the following highlights:

• CM-20-100: 6.97 g/t Au over 6.50 meters

• CM-20-100: 7.73 g/t Au over 13.00 meters including 35.5 g/t Au over 0.85 meter

• CM-20-101: 30.70 g/t Au over 1.35 meters

• CM-20-102: 5.62 g/t Au over 9.45 meters including 28.10 g/t Au over 0.50 meter

• IM-20-037: 7.14 g/t Au over 5.05 meters

• IM-20-037: 15.45 g/t Au over 4.50 meters including 56.20 g/t Au over 0.50 meter

• IM-20-039: 17.80 g/t Au over 4.30 meters including 42.30 g/t Au over 1.25 meters

• IM-20-039: 11.48 g/t Au over 8.35 meters including 66.5 g/t Au over 0.65 meter

• IM-20-041: 7.18 g/t Au over 4.75 meters

• IM-20-043: 12.36 g/t Au over 6.75 meters including 40.60 g/t Au over 0.75 meter

• IM-20-050: 46.60 g/t Au over 0.85 meter

• IM-20-053: 22.76 g/t Au over 7.00 meters including 47.00 g/t Au over 1.50 meters

• IM-20-053: 24.73 g/t Au over 2.50 meters including 59.70 g/t Au over 1.00 meter

• IM-20-059: 28.10 g/t Au over 1.50 meter

• IM-20-059: 9.31 g/t Au over 6.00 meters

• IM-20-061: 23.70 g/t Au over 1.50 meters

• CM-20-086: 10.81 g/t Au over 6.80 meters including 100.5 g/t Au over 0.50 meter

• CM-20-089: 10.93 g/t Au over 12.0 meters including 97.8 g/t Au over 0.80 meter

• CM-20-093: 4.28 g/t Au over 7.80 meters

• CM-20-093: 43.40 g/t Au over 1.00 meter

• CM-20-093: 23.50 g/t Au over 0.75 meter

• CM-20-096: 13.35 g/t Au over 3.50 meters

• CM-20-098: 6.23 g/t Au over 10.40 meters including 46.0 g/t Au over 1.00 meter

• CM-20-099: 5.99 g/t Au over 4.85 meters including 23.0 g/t Au over 0.55 meter

• CM-20-099: 4.19 g/t Au over 6.00 meters

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

For further details on the exploration drilling results, please view the press releases dated April 27th and April 12th on the Company's website.

In October 2020, Osisko Gold Royalties announced an updated mineral resource estimate for the Cariboo gold project of 3.2 million ounces of gold (21.4 million tonnes grading 4.6 g/t Au) in the measured and indicated resource category, and 2.7 million ounces of gold (21.6 million tonnes grading 3.9 g/t Au) in the inferred resource category. Resource grades have some built-in dilution integrated through the process of modelling of "vein corridors" as opposed to individual veins, which, individually have gold grades that are commonly higher than 8.0 g/t Au. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly-owned QR mill. This mill is currently being refurbished to treat ore from the BC Vein mine being developed near Wells.

The mineral resource estimate is built upon nearly 500,000 meters of core from the 2015 to 2019 drill campaigns, and historically verified drill data using a total of 2,218 drill holes. A strong understanding of the controls of mineralization enabled Osisko Development's technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.

Cariboo Gold Project Mineral Resource Estimate at 2.1 g/t Au cut-off

Category	Deposit	Tonnes ('000)	Grade (Au g/t)	Ounces ('000)
Measured	Bonanza Ledge	240	5.10	39
Indicated	Bonanza Ledge	86	3.88	11
	BC Vein	1,192	4.68	179
	KL	393	3.32	42
	Lowhee	381	3.72	46
	Mosquito	783	5.95	150
	Shaft	10,889	4.70	1,644
	Valley	1,744	4.49	251
	Cow	5,734	4.55	838
Total Indicated Resources		21,202	4.64	3,161
Inferred	BC Vein	472	3.94	60
	KL	1,926	2.93	181
	Lowhee	1,032	3.16	105
	Mosquito	1,348	4.79	208
	Shaft	7,913	4.25	1,081
	Valley	5,683	3.95	722
	Cow	3,276	3.45	364
Total Measured and Indicated Resources		21,442	4.64	3,200
Total Inferred Resources		21,650	3.91	2,721

Mineral Resource Estimate notes:

1. The independent and qualified persons for the mineral resource estimates, as defined by NI 43-101, are Christine Beausoleil, P.Geo., and Carl Pelletier, P.Geo. (InnovExplo Inc.). The effective date of the mineral resource estimate is October 5, 2020.

2. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

3. The mineral resource estimate follows CIM Definition Standards.

4. A total of 334 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one (1) gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

5. The estimate is reported for a potential underground scenario at cut-off grade of 2.1 g/t Au. The cut-off grades were calculated using a gold price of US$1,350 per ounce.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

The vein corridors comprising the Cariboo resource estimate are modelled to an average depth of 350 meters and exploration drilling has intersected mineralization at depths below 700 meters from surface. The Company will continue with the systematic exploration to further define and expand the known zones and develop greenfield targets on the remaining land package. The Company intends to drill from the underground infrastructure once permitting and construction of an exploration drift is complete. The robust 3D litho-structural model that defines the controls of mineralization allows the exploration team to define additional mineral resources much more efficiently, with a high hit rate (80% of the drill holes intersect potentially economic mineralization), lowering the cost per discoverable ounce. This model can be applied to the remaining 65 kilometers of strike.

For more information, refer to Barkerville Gold Mines NI 43-101 Technical Report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" (the "Technical Report") filed on SEDAR (www.sedar.com) on November 17, 2020 under Osisko Gold Royalties' profile.

2021 objectives

The Company is currently conducting an extensive drilling program of approximately 200,000 meters to expand and delineate the known and new vein corridors and deposits. This exploration is focused on the expansion of the Lowhee Zone and further delineation of the Cow, Valley, Mosquito and Shaft deposits with ten diamond drill rigs. Regional greenfield exploration will occur along the Burns, Yanks and Cariboo Hudson targets and will include geological mapping and geochemical surface sampling.

The Company anticipates starting mining operations at its Bonanza Ledge Phase 2 project in the second quarter of 2021 ("Q2 2021") as it was granted in Q1 2021, a notice of departure from the Ministry of Energy, Mines and Low Carbon Innovation of British Columbia. The Company awaits the final permit which it anticipates receiving in Q2 2021. Furthermore, the Company also plans to start the development of an underground portal for the Cow deposit once all required permits are obtained. Finally, the Company will continue developing the Cariboo gold deposit and is working at completing a Feasibility study for the second half of 2021.

San Antonio gold project

In 2020, Osisko Gold Royalties acquired the San Antonio gold project in Sonora, Mexico for US$42 million. An amount of US$30.0 million was paid in cash by Osisko Gold Royalties and the remaining US$12.0 million was paid through the issuance of common shares of Osisko Gold Royalties. A total of 1,011,374 Osisko Gold Royalties common shares were issued and valued at $15.8 million, based on the closing price of the common shares at the date of the transaction. The consideration paid by Osisko Gold Royalties was considered as an equity contribution in the Company. Transaction costs amounted to $5.9 million. The San Antonio gold project was subsequently transferred to Osisko Development as part of the RTO transaction.

In accordance with IFRS 3 Business Combinations, the transaction has been recorded as an acquisition of assets as the acquired assets and assumed liabilities did not meet the definition of a business.

The total purchase price of $68.1 million was allocated to the assets acquired and the liabilities assumed based on the relative fair value at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

The purchase price was calculated as follows:

(In thousands of dollars)
Consideration paid	$

Issuance of 1,011,374 Osisko Gold Royalties common shares	15,846
Cash consideration paid by Osisko Gold Royalties	40,015
Value-added tax paid on acquisition of assets	6,328
Osisko Gold Royalties' transaction costs	5,865
68,054

Net assets acquired	$

Inventories	7,899
Inventories - non-current (1)	16,129
Other non-current assets	6,328
Mining interests and plant and equipment	58,368
Accounts payable and accrued liabilities	(11,369)
Provision and other liabilities	(9,301)
68,054

(1) The inventory balance associated with the ore that is not expected to be processed within 12 months of the acquisition date was classified as non-current and is recorded in the other assets line item on the consolidated balance sheets.

The San Antonio gold project is a past-producing oxide copper mine that went into receivership. The Company will initially focus on amending existing permits to transition the mine production to a gold heap leach operation as it continues to evaluate the gold potential of the asset.

In 2020, following the acquisition, the Company has concentrated its efforts in obtaining the required permits and amendments to permits to perform its activities. The Company has filed preventive reports for the processing of the gold stockpile on site and for a 15,000-meter drilling program for the Sapuchi, Golfo de Oro and California zones. The Company also initiated the following activities:

- Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental or "MIA");

- A baseline study;

- Awarding the Engineering, Procurement, Construction, Management ("EPCM") contract for the process of the stockpile; and

- Purchased a mobile crushing unit that is anticipated to be delivered on site towards the end of Q2 2021.

Mineral resource estimate

The processing scenario assumes heap leaching of the mineralized material sourced from open pit mining. The mineral resource has been limited to mineralized material that occurs within optimized pit shells.

San Antonio Gold Project Mineral Resource Estimate

Category	Deposit	Tonnes ('000)	Gold Grade g/t	Silver Grade g/t	Gold Ounces ('000)	Silver Ounces ('000,000)
Inferred	Golfo de Oro	11,700	1.3	2.7	503	1.0
	California	4,900	1.2	2.1	182	0.3
	Sapuchi	11,100	1.0	3.4	364	1.2
Total Inferred Resources		27,600	1.2	2.9	1,049	2.5

Mineral Resource Estimate notes:

1. The independent and qualified person for the mineral resource estimates, as defined by NI 43-101, is Leonardo de Souza, MAusIMM (CP), of Talisker Exploration Services Inc.

2. The gold cut-off grade applied to oxide, transition and sulphide ore are 0.32 g/t Au, 0.36 g/t Au and 0.42 g/t Au, respectively.

3. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

4. The mineral resource estimate follows CIM Definition Standards.

5. The estimate is reported for a potential open pit scenario assuming US$1,550 per ounce of gold.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

6. Results are presented in-situ. Ounce (troy) = metric tonnes x grade / 31.103. Calculations used metric units (metres, tonnes, g/t). Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

7. Talisker Exploration Services Inc. is not aware of any known environmental, permitting, legal, title-related, taxation, socio- political, marketing or other relevant issues that could materially affect the mineral resource estimate other than those that may be disclosed in a NI 43-101 compliant technical report.

2021 Objectives

Osisko Development is focusing on various activities in 2021 that pertain to permitting, local communities relations, exploration drilling and finally the processing of the ore stockpile on site.

The Company will continue the various permitting activities started in 2020. These activities consist of obtaining the permits for the MIA and the change of Use of Land while continuing the work required to complete the environmental baseline study and the social/community baseline study. As part of the social/community activities, the Company will continue advancing discussions with the impacted local communities with the objective to reach a long term agreement.

Furthermore, the Company will continue to work on the details of the plan to start processing the stockpile currently on site with the objective to have loaded carbon available to be shipped to produce gold before the end of 2021.

A 2 phase 45,000-meter drilling campaign was initiated during the latter part of Q1 2021 with the objective of delineating high grade zones, expanding resources and reducing strip ratio. Approximately 823 meters were drilled as at the end of Q1 2021. The Company expects exploration potential to expand both oxide and sulphide resources as recent metallurgical testing has shown that the sulphide resources are amenable to heap leaching.

James Bay area properties

In 2016, Osisko Gold Royalties entered into earn-in agreements with Osisko Mining Inc. ("Osisko Mining") in regards to the James Bay properties. On July 5, 2019, Osisko Mining completed a spinout transaction, which resulted in, among other things, Osisko Mining transferring certain assets to O3 Mining Inc., including properties under earn-in agreements with Osisko Gold Royalties.

In October 2020, Osisko Gold Royalties announced the spin-out of its mining assets, including the properties in the James Bay area, to Osisko Development. As part of the transaction, the earn-in agreements between Osisko Gold Royalties and O3 Mining Inc. were terminated and therefore, Osisko Development has now control over the properties for their exploration and development activities. Osisko Development intends to review each property to maximize their potential value. Please refer to the section Spin-out of Mining Assets from Osisko Gold Royalties and Creation of Osisko Development of this MD&A for more details.

As at March 31, 2021, the net book value of the properties under the earn-in agreements amounted to $30.9 million ($30.9 million as at December 31 2020).

Coulon zinc project

The Coulon zinc project is located 15 kilometres north of the Fontanges Airport in the Middle North of Québec. It is close to a hydroelectric dam and the project can be accessed year-round via the Trans-Taïga road. In 2009, a NI 43-101 Technical Report and Resource Estimate was filed. Indicated resources were estimated at 3,675,000 tonnes grading on average 3.61% Zn, 1.27% Cu, 0.40% Pb, 37.2 g/t Ag et 0.25 g/t Au and inferred resources were estimated at 10,058,000 tonnes grading on average 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag et 0.18 g/t Au.

The Coulon zinc project has a net book value of $9.8 million as at March 31, 2021 ($9.8 million as at December 31 2020).

Equity Investments

The Company's assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Company may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During Q1 2021, the Company acquired equity investments through the exercise of warrants resulting in a cash outlay of $0.7 million ($13.8 million in 2020) and divested of investments generating gross proceeds of $14.9 million and realized losses of $17.4 million

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding warrants) as at March 31, 2021 and December 31, 2020 (in thousands of dollars):

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

	March 31, 2021		December 31, 2020

Investments	Carrying value(i)	Fair value(ii)	Carrying value(i)	Fair value(iii)
	$	$	$	$

Associates	12,057	27,775	9,636	20,951
Other	85,423	85,423	98,616	98,616
	97,480	113,198	108,252	119,567

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments on a recognized stock exchange as at March 31, 2021 for almost all investments.

(iii) The fair value corresponds to the quoted price of the investments on a recognized stock exchange as at December 31, 2020 for almost all investments.

Main Investments

The following table presents the main investments of the Company in marketable securities as at March 31, 2021:

	Number of
Company	Shares Held	Ownership
		%
Falco Resources Ltd. (associate)	41,385,240	18.2
Minera Alamos Inc. (other investment)	76,080,000	17.4

Falco Resources Ltd. ("Falco")

Falco's main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021. For more information, refer to Falco's press release entitled: "Updated Feasibility Study Confirms Significant Value of the Horne 5 Project" and filed on www.sedar.com.

As at March 31, 2021, the Company holds 41,385,240 common shares representing an 18.2% interest in Falco (18.2% as at December 31, 2020). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Minera Alamos Inc.

Minera Alamos is a gold development company that is expected to join the ranks of gold producers in 2021. The company has a portfolio of high-quality Mexican assets, including the 100%-owned Santana open-pit, heap-leach development project in Sonora currently under construction, which is expected to have its first gold production in the second quarter of 2021.

The La Fortuna open pit gold project in Durango (100%-owned) has released a positive preliminary economic assessment and is nearing the end of the permitting process. The company has received all required permits to move forward with the construction of the La Fortuna project at the end of 2020. For more information, refer to Minera Alamos' press release dated July 15, 2020 and entitled: "Minera Alamos Provides Mid-Year Construction Update At The Santana Gold Project, Sonora, Mexico; Adds Further Technical Expertise To The Board" and November 24, 2020 entitled: "Minera Alamos Provides an Update on Federal Permit Approvals for the Fortuna Gold Project, Durango, Mexico", available on www.sedar.com under Minera Alamos' profile.

In 2020, the Company acquired 30.0 million additional common shares of Minera Alamos for $6.0 million. As at March 31, 2021, the Company holds 76,080,000 common shares representing a 17.4% interest in Minera Alamos (17.4% as at December 31, 2020).

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Sustainability Activities

The Company views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

• Promoting the mining industry and its benefits to society;

• Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments where it has activities and projects;

• Supporting the economic development of regions where it operates;

• Promoting diversity throughout the organization and the mining industry; and

• Encouraging investee companies to adhere to the same areas of focus in sustainability.

Financings

The Company has raised gross proceeds of approximately $253.7M since its going public transaction. The following summarizes each of the financing events:

On March 18, 2021, the Company announced the completion of a bought deal brokered private placement for aggregate gross proceeds of approximately $33.6 million which included partial exercise of the underwriters option and consisting of;

(i) 2,055,742 FT Share at a price of $9.05 per FT Share and (ii) 1,334,500 Charity FT Share at a price of $11.24 per Charity FT Share. The gross proceeds will be used by the Company to incur eligible Canadian exploration expenses that will qualify as flow-through mining expenditures as such terms are defined in the Income Tax Act (Canada) related to the Cariboo Gold Project and other exploration assets of the Company located in British Columbia.

On February 5, 2021, the Company closed the second and final tranche of the non-brokered private placement for 1,515,731 units for gross proceeds of $11.2 million. Each unit consists of one common share of the Company and one- half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023;

On January 8, 2021, the Company closed the first tranche of a non-brokered private placement of 9,346,464 units for gross proceeds of $68.6 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023

On December 30, 2020, the Company closed a bought deal Private Placement of 5,367,050 units of the Company at a price of $7.50 per units for gross proceeds of $40.2 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Fees were paid by the Company to the underwriters and other issuance costs were paid by the Company in connection with the December 2020 bought deal Private Placement. The proceeds of the December 2020 bought deal Private Placement are to be used to further develop the Cariboo Gold Project, advance the San Antonio gold project towards production and for general corporate purposes.

On October 29, 2020, prior to the closing of the RTO, the Company closed an initial bought deal Private Placement of 13,350,000 units of the Company at a price of $7.50 per Common Share for gross proceeds of $100.1 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Fees were paid by the Company to the underwriters and other issuance costs were paid by the Company in connection with the October 2020 bought deal Private Placement. The proceeds of the October 2020 bought deal Private Placement are to be used to further develop the Cariboo Gold Project, advance the San Antonio gold project towards production and for general corporate purposes.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

For the three months ended,	March 31 2021	March 31, 2020[4]
	$	$
Revenues	-	-
Operating loss	(5,201)	(1,247)
Net loss	(3,701)	(325)
Basic and diluted net loss per share (2)	(0.03)	(0.00)
Operating cash flows	(9,704)	(1,936)
Weighted average shares outstanding (in thousands)
Basic and diluted (2) (3)	128,865,352	100,000,100

	March 31,	December 31,	December 31,
As at,	2021	2020	2019[4]
	$	$	$

Total assets	838,573	802,144	397,257
Total Liabilities	(112,557)	(102,578)	(42,243)

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) The Company's basic outstanding shares as at March 31, 2020 are deemed to be 100,000,100 common shares, representing the share position of Osisko Gold Royalties.

(3) As a result of the net loss in each period, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

(4) The information for periods and as at date prior to November 25, 2020 is presented on a carve-out basis.

Results of Operations

Three months ended March 31, 2021 and 2020

• Operating loss of $5.2 million, compared to $1.2 million in Q1 2020;

• Net loss of $3.7 million, compared to $0.3 million in Q1 2020.

• Net cash flows used in operating activities of $9.7 million compared to $1.9 million in Q1 2020;

• Investments in mining interests and plant and equipment of $21.7 million compared to $15.1 million in Q1 2020;

• Gross proceeds from private placements of common shares and warrants of approximately $38.8 million.

In Q1 2021, the Company incurred an operating loss of $5.2 million compared to $1.2 million in Q1 2020, due to ramped up activities following the acquisition of Barkerville in 2019 and the RTO in late 2020.

In Q1 2021, the Company incurred a net loss of $3.7 million compared to $0.3 million in Q1 2020. The increase in net loss is primarily due to increased general and administrative expenditures as the newly formed Company continues to scale its operating and administrative functions.

The net cash flows used in operating activities in the first quarter of 2021 amounted to $9.7 million compared to $1.9 million in the first quarter of 2020, mainly as a result of a negative change in non-cash working capital items of $12.1 million compared to $1.2 million in 2020. This change in non-cash working capital items was driven by an increase in inventory of $8.7 million and decrease in accounts payable of $3.1 million due to the ramp-up in activities at Barkerville following the acquisition in November 2019.

Investments in mining assets for Q1 2021 amounted to $21.7 million compared to $15.2 million for Q1 2020. The increase in investment in mining assets are related to the ramp up in activities following the acquisition of Barkerville in November 2019 and the acquisition of the San Antonio project in August 2020.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

In the first quarter of 2021, the Company successfully raised and closed $113.4 million in brokered and non brokered private placements, see Financing section.

Consolidated statements of Loss

The following table presents summarized statements of loss for the three months ended March 31, 2021 and 2020 (in thousands of dollars):

		Three months ended
		March 31,
		2021	2020
		$	$
Operating expenses
Compensation	(a)	1,787	597
General and administrative	(a)	3,077	608
Exploration and evaluation		337	42

Operating loss		5,201	1,247

Other (revenues), net of other expense	(b)	(318)	(1,097)

Loss before income taxes		4,883	150

Income tax (recovery) expense	(c)	(1,182)	175

Net loss		3,701	325

(a) Compensation and general and administrative expenses increased to $4.9 million in Q1 2021 compared to $1.2 million in the first quarter of 2020. The increase is the result of the increased activities and workforce following the acquisition of Barkerville in November 2019.

(b) Other (revenues) net of other expenses of $0.3 million in the first quarter of 2021 include a net gain on investment of $1.6 million and interest income of $0.3 million offset by $1.1 million in foreign exchange loss.

Other (revenues) net of other expenses of $1.1 million in the first quarter of 2020 include a net gain on investments of $2.4 million and a share of loss of associates of $2.4 million partially offset by accretion of $0.8M and share loss of associates of $0.6 million.

(c) The statutory tax rate is 26.5% in 2021 and in 2020. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%), non-deductible expenses and gains (or losses) related to unrecognized deferred tax assets on marketable securities.

Selected Quarterly Information

Selected financial results for the previous quarter reported, which have been prepared in accordance with IFRS are shown in the table below:

In thousands of dollars,	2021	2020
except per share amounts	Q1	Q4
Net loss	(3,701)	(7,771)
Net loss per share	(0.03)	(0.07)
Net loss diluted per share	(0.03)	(0.07)

Liquidity and Capital Resources

As at March 31, 2021, the Company's cash position amounted to $201.0 million compared to $197.4 million as at December 31, 2020. Significant variations in the liquidity and capital resources for the quarter ended March 31, 2021 are explained below under the Cash Flows section. The Company is dependent upon raising funds in order to fund future exploration programs. See the Risk and Uncertainties section of this MD&A for more details.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended March 31,

	2021	2020
	$	$

Cash flows	2,422	(742)
Operations	(12,126)	(1,194)
Working capital items	(9,704)	(1,936)
Operating activities	(21,708)	(15,152)
Investing activities	35,613	11,882
Financing activities
Increase in cash before effects of exchange rate changes on cash	4,201	(5,206)
Effects of exchange rate on changes on cash	(648)	-
Increase in cash	3,553	(5,206)
Cash - beginning of period	197,427	8,006
Cash - end of period	200,980	2,800

Operating Activities

Cash flows used in operating activities in 2021 amounted to $9.7 million compared to $1.9 million in 2020. The increase is mainly attributable to the build up of inventory of $8.7 million due to the ramp up in activities at Barkerville and a decrease of $3.1 million in accounts payable and accrued liabilities partially offset by an amount of $5.7 million received through a gold and silver stream agreement with Osisko Bermuda Ltd, see related party transactions below.

Investing Activities

Cash flows used in investing activities amounted to $21.7 million in Q1 2021 compared to cash flows used in investing activities of $15.2 million in 2020. In 2021, the Company invested $28.5 million for investments in mining interests and $7.3 million in property, plant and equipment, mainly on the Cariboo gold project and the Bonanza Ledge II gold project, partially offset by $14.9M in disposal of investment holdings. The increase in investing activities is attributable to the ramp up of activities at Barkerville in 2020.

Financing Activities

Cash flows provided by financing activities amounted to $35.6 million in Q1 2021 compared to cash flows provided by financing activities of $11.9 million in 2020. In Q1 2021, the Company closed a non-brokered private placement for 10,862,195 units for aggregate gross proceeds of $79.8 the proceeds of private placements of which $73.9 million was received in 2020 and the remaining $5.9 million was received in Q1 2021. In addition, in March 2021 the Company closed a bought deal private placement of FT Share and Charity FT Share for aggregate proceeds of $33.6 million. See Financing section above for further details.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Segmented Disclosure

The Company operates under a single operating segment, being the acquisition and exploration of mineral properties.

The assets related to the exploration, evaluation and development of mining projects are located in Canada and in Mexico, and are detailed as follow as at and for the quarter ended March 31, 2021 (in thousands of dollars):

		March 31, 2021
	Canada	Mexico	Total
	$	$	$
Other assets (non-current)	621	23,462	24,653
Mining interest	345,549	61,537	407,086
Property, plant and equipment	28,634	6,591	35,225
Exploration and evaluation assets	40,680	1,297	41,977
Total assets	415,484	92,887	508,371

Related party transactions

During the quarter ended March 31, 2021, the Company entered in the following related party transactions:

• Incurred an amount of $0.4 million ($nil in 2020) to Osisko Gold Royalties for administrative, technical, information technology and legal services;

• Charged an amount of $0.3 million ($nil in 2020) to Falco, an associate, for technical services;

• Incurred an amount of $0.2 million to Falco ($nil in 2020), an associate for technical services;

• Sapuchi Minera, S. de R.L. de C.V (a wholly owned subsidiary of the Company) completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of Osisko Gold Royalties for US$15.0 million ($19.1 million). An amount of US$10.5 million was paid in November 2020 and the remaining US$4.5 million was paid in February 2021.

Additional information on transactions with related parties can be found under the sections Spin-out of Mining Assets from Osisko Gold Royalties and Creation of Osisko Development and Mining Exploration and Evaluation / Development Activities.

Contractual Obligations and Commitments

As of March 31, 2021, the Company had capital commitments of approximately $15.1 million. All commitments are payable in 2021.

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than contractual obligations (including royalties) and commitments mentioned above.

Risks and Uncertainties

The Company's activities, being the acquisition, exploration, and development of mineral properties in Canada and worldwide, is speculative and involves a high degree of risk. Certain factors, including but not limited to the ones below, could materially affect the Company financial condition and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or related to the Company. Refer to the "Cautionary Note Regarding Forward-Looking Information" for more information. The reader should carefully consider these risks as well as the information disclosed in the Company's consolidated financial statements.

There are important risks which management believes could impact the Company's activities. For information on risks and uncertainties, please also refer to the Risk Factors section of the Filing Statement filed by the Company on November 23rd 2020 that can be found on SEDAR (www.sedar.com) under Barolo's issuer profile.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Risks related to mining operations

Mining operations are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves including unusual or unexpected geological formations and other conditions such as formation pressures, fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour, any of which could result in work stoppages, damage to property, and possible environmental damage that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. The Company may be subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of the Company.

Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Industry Conditions

The exploration for and development of mineral deposits involve significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Company's properties are in the development or exploration stage and the Company is presently not exploiting any of its properties and its future success will depend on its capacity to generate revenues from an exploited property.

The discovery of mineral deposits depends on a number of factors, including the professional qualification of its personnel in charge of exploration. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Company wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company's operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including unusual and unexpected geologic formations.

Regulatory Matters

The Company's activities are subject to governmental laws and regulations. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety and other matters. Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's activities and delays in the exploration and development of the projects and properties.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or development costs or require abandonment or delays in development of new mining properties.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.

The Company is subject to currency risks. The Company's functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Company's activities are located in Canada and Mexico, and as such many of its expenditures and obligations are denominated in U.S. dollars and Mexican pesos. The Company maintains its principal office in Montreal (Canada), maintains cash accounts in Canadian dollars, U.S. dollars and Mexican pesos and has monetary assets and liabilities in Canadian dollars, U.S. dollars and Mexican pesos.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

The Company's assets and liquidities are significantly affected by changes in the Canadian/U.S. dollar and Canadian/Mexican peso exchange rates. Most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on the Company's costs. The appreciation of non-Canadian dollar currencies against the Canadian dollar can increase the costs of the Company's activities.

The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability

The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company's liquidities. Taxes may also adversely affect the Company's ability to repatriate earnings and otherwise deploy its assets.

The Company's exploration and developing properties that are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries

The economics of the exploration and development of mining projects are affected by many factors, including the costs of exploration and development, variations of grade of ore discovered, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties.

The Company's mineral properties are located in Canada and Mexico. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company's control, and there can be no assurances that any mitigating actions by the Company will be effective.

Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company's activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on exploration and development activities, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company's profitability.

The Company's activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

Risk factors specific to certain jurisdictions are described throughout, including specifically "Security in Mexico". The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company's jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company.

Security in Mexico

In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. The Company takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations.

Some of the Company's mineral assets are located outside of Canada and are held indirectly through foreign affiliates.

It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company's assets that are located outside of Canada.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Permits, Licences and Approvals

The operations of the Company require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

Any mergers, acquisitions or joint ventures would be accompanied by risks

The Company may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses or conduct any other type of transaction. Global landscape has changed and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process might be inadequate and cause material negative outcomes. These transactions may be significant in size, may change the scale of the Company's business and may expose it to new geographic, political, operating, financial and geological risks. Any transactions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of the Company's present shareholders or of its interests in its assets or the decision to grant interests to a joint venture partner; and the potential unknown liabilities. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such transactions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future transaction or joint venture undertaken except as required by applicable laws and regulations.

Indigenous title claims, rights to consultation/accommodation, and the Company's relationship with local communities may affect the Company's existing exploration and development projects.

Governments in many jurisdictions must consult with indigenous peoples and First Nations with respect to grants of mineral rights or surface rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and first nations may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company's ability to acquire, within a reasonable time frame, effective mineral titles or surface rights in these jurisdictions, including in some parts of Canada, in which indigenous or local communities' titles are claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen indigenous title claims also could affect exploration and development projects. These legal requirements may also affect the Company's ability to transfer existing projects or to develop new projects.

The Company's relationship with the communities in which it conducts activities are critical to ensure the future success of its existing activities and the exploration and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company's reputation or financial condition and may impact its relationship with the communities in which it conducts activities. While the Company is committed to working in a socially responsible manner, there is no guarantee that the Company's efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of the Company's projects, and could have a significant adverse impact on the Company's share price and financial condition.

Competition

The Company activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

The Company may be impacted by Anti-Bribery laws.

The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company's policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company's internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company's affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company's business, financial position and results of operations.

Osisko Development may experience difficulty attracting and retaining qualified management to grow its business, which could have a material adverse effect on the Company's business and financial condition.

The Company is dependent on certain members of Management, particularly its Chief Executive Officer. The loss of their services could adversely affect the Company.

The Company is dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on the Company's business and financial condition. Further, while certain of the Company's officers and directors have experience in the exploration development and operation of mineral properties, the Company remains highly dependent upon contractors and third parties in the performance of their exploration and development activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Company or be available upon commercially acceptable terms.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material conflict of interest.

Uninsured Hazards

The Company could be held responsible for certain events including environmental pollution, cave-ins or other hazards against which a corporation such as the Company cannot insure or against which it may elect not to insure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Company's assets.

Mineral resource and mineral reserve estimates have inherent uncertainty

Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While the Company believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which the Company holds a direct interest reflect best estimates, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Osisko Development's operations are subject to financing risks and additional financing may result in dilution or partial sale of assets

Osisko Development's operations are subject to financing risks. At the present time, the Company does not have any producing projects and no sources of revenue. The Company's ability to explore for and find potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company's shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of the Company's Shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing could have a material adverse effect on the Company's growth strategy, results of operations, financial condition and project scheduling.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Factors beyond the control of Osisko Development

The potential profitability of mineral properties is dependent upon many factors beyond the Company's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company and they may also negatively impact the project schedule.

Osisko Development may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the Company's business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, the Company's mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko Development may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to the Company.

Environmental risks and hazards

Osisko Development is subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Fluctuation in market value of Osisko Development Common Shares

The market price of Osisko Development Common Shares is affected by many variables not directly related to the corporate performance of the Company, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Osisko Development Shares in the future cannot be predicted and may cause decreases in asset values, which may result in impairment losses.

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's accounting policies.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Basis of Presentation of the consolidated Financial Statements

These accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are detailed in the financial statements notes.

The comparative financial information presented prior to November 25, 2020 represent the carve-out financial information of the mining assets of Osisko Gold Royalties and reflect the activities, assets and liabilities of the Osisko Contributed Assets on a "consolidated" basis, rather than representing the legal form applicable at the time.

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which uses a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the consolidated financial statements for the year ended December 31, 2020 and 2019.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the consolidated financial statements for the quarter ended March 31, 2021 and 2020.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Ms. Maggie Layman who is "Qualified Persons" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Share Capital Structure

As at May 10, 2021, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	133,203,232
Stock options	1,163,800
RSU's	-
DSU's	170,620
Warrants	14,789,373

Fully diluted share capital	149,327,025

Cautionary Note Regarding Forward-Looking Statements

This MD&A may contain forward-looking statements and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, "forward-looking information"), including, but not limited to, statements relating to the future financial or operating performance of the Company, the Company's mineral projects, the future price of metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production (if any), capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, use of proceeds from financings, requirements for additional capital, government regulation of mining operations and mineral exploration activities, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage, development of the projects, timing (if at all) to complete a pre- feasibility study on the projects. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2021

Forward-looking information reflects the Company's beliefs and assumptions based on information available at the time such statements were made. Actual results or events may differ from those predicted in forward-looking information. All of the Company's forward-looking information is qualified by (i) the assumptions that are stated or inherent in such forward- looking information, including the assumptions listed below, and (ii) the risks described in the section entitled "Risks and Uncertainties" in this MD&A, the financial statements of the Corporation, and the sections entitled "Risk Factors" and "Risk Factors" in the Filing statement of the Company, dated November 23, 2020, which are available electronically on SEDAR (www.sedar.com) under Osisko's and Barolo's issuer profiles.

Although the Company believes that the assumptions underlying the forward-looking information contained in this MD&A are reasonable, this list is not exhaustive of the factors that may affect any forward-looking information. The key assumptions that have been made in connection with forward-looking information include the following: the significance of drill results and ongoing exploration activities; timing to obtain assay results from labs; ability of exploration activities (including drill results) to accurately predict mineralization; the predictability of geological modelling; the accuracy of the Company's records of its property interests; the global economic climate; metal prices; environmental risks; community and non- governmental actions; that permits required for the Company's operations will be obtained on a timely basis in order to permit the Company to proceed on schedule with its planned drilling programs; that skilled personnel and contractors will be available as the Company operations continue to grow; that the price of gold will exceed levels that will render the project of the Company economical; the relevance of the assumptions and that the Company will be able to continue raising the necessary capital to finance its operations and realize on its mineral resource estimates.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Company to differ materially from any future plans, results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking information involves known and unknown risks, future events, conditions, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; errors in geological modelling; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations of grade or recovery rates; failure of plant and equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.